Filed Pursuant to Rule 433
Registration No. 333-169315-07

Entergy Mississippi, Inc.

$250,000,000
First Mortgage Bonds,

3.10% Series due July 1, 2023

Final Terms and Conditions

December 5, 2012

Issuer:	Entergy Mississippi, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa1 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	December 5, 2012

Settlement Date (T+4):	December 11, 2012

Principal Amount:	$250,000,000

Coupon:	3.10%

Coupon Payment Dates:	January 1 and July 1 of each year

First Payment Date:	July 1, 2013

Final Maturity Date:	July 1, 2023

Optional Redemption Terms:	Make-whole call at any time prior to April 1, 2023 at a discount rate of Treasury plus 25 bps and, thereafter, at par

UST Benchmark:	1.625% due November 15, 2022

Spread to UST Benchmark:	+155 bps

Treasury Yield:	1.594%

Re-offer Yield:	3.144%

Issue Price to Public:	99.606%

Net Proceeds Before Expenses:	$247,390,000

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC
J.P. Morgan Securities LLC
Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	Loop Capital Markets LLC
Raymond James & Associates, Inc.
CastleOak Securities, L.P.
MFR Securities, Inc.
Mischler Financial Group, Inc.
Samuel A. Ramirez & Company, Inc.
The Williams Capital Group, L.P.

CUSIP / ISIN:	29364N AR9 / US29364NAR98
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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNY Mellon Capital Markets, LLC collect at 1-212-635-8974, (ii) J.P. Morgan Securities LLC collect at 1-212-834-4533, or (iii) Mitsubishi UFJ Securities (USA), Inc. toll free at 1-877-649-6848.